Exhibit 99.1

NOTICE TO THE MARKET

Gerdau hereby announces that the Brazilian Federal Police is in its offices this morning in connection with Operation Zelotes. It clarifies that it has no further information at the moment, but is fully cooperating with the Federal Police investigations.

It also emphasizes that, based on its ethical principles, Gerdau did not provide any authorization for its name to be used in alleged unlawful negotiations, and strongly repudiates any action taken for this purpose.

Gerdau reiterates that it has set strict ethical standards for its dealings with public agencies and reaffirms that it is, as it has always been, at the disposal of competent authorities to provide any clarifications that may be requested.

Porto Alegre, February 25, 2016.

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Director